Exhibit 19.1
Insider Trading Policy

This Insider Trading Policy (this “Policy”) provides guidelines for your transactions in the stock and other securities of HF Sinclair Corporation and the use of any confidential information that comes into your possession about HF Sinclair Corporation and its subsidiaries. HF Sinclair Corporation is referred to in this Policy as the “Company.”
PLEASE READ THIS POLICY CAREFULLY. NO OTHER POLICY, VERBAL OR WRITTEN, SUPERSEDES THE GUIDANCE CONTAINED HEREIN. IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT THE COMPANY’S GENERAL COUNSEL OR HIS/HER DESIGNEE. THIS DOCUMENT STATES A POLICY OF HF SINCLAIR CORPORATION AND IS NOT INTENDED TO BE REGARDED AS LEGAL ADVICE.
COVERED PERSONS
Part I of Policy applies to all employees, directors and officers of the Company.
Part II of this Policy applies to all directors and all officers (Level M5 and above) of the Company. In addition, Part II of this Policy applies to any other employee or consultant if that person has received notice from the Chief Executive Officer, the Chief Financial Officer or the General Counsel that this Policy applies to them (collectively, “Designated Insiders”).
If you are subject to this Policy, it also applies to entities (such as corporations, limited partnerships and trusts) which you control. You are responsible for ensuring compliance with this Policy by anyone living in your household, your family members who do not live in your household but whose transactions in the Company’s securities are subject to your influence or control, and by entities over which you have control, directly or indirectly.
Part III of this Policy applies to the Company.
PART I
GENERAL PROVISIONS
PROHIBITION AGAINST INSIDER TRADING
This Policy prohibits you from transacting in the Company’s securities (the “Securities”) while you are in possession of material, nonpublic information regarding the Company. This Policy also prohibits communicating or tipping of material nonpublic information to any third party. You are required as a condition of your continued employment or other service with the Company to refrain from disclosing material nonpublic information regarding the Company or trading or otherwise transacting in Securities while this information remains nonpublic. Material nonpublic information must not be disclosed to anyone, except the persons within the Company or certain third party agents of the Company (such as investment banking advisors or outside legal counsel) whose positions require them to know it, until such information has been publicly released by the Company. No person may place a purchase or sell order or recommend that another person place a purchase or sell order in the Securities (including initial elections, changes in elections or reallocation of funds relating to 401(k) plan accounts) when he or she has knowledge of material information concerning the Company that has not been disclosed to the public.

Adopted February 10, 2026

During the course of your employment or other service with the Company, you may become aware of nonpublic information regarding the Company that an investor would find material in deciding to buy, hold or sell Securities. Examples of information that could be considered “material” include:
•revenues or other financial information;
•a pending or prospective merger, acquisition or tender offer;
•a proposed public or private offering of securities by the Company;
•the sale of significant assets or a significant subsidiary;
•litigation matters; or
•changes in senior management.
Information is “nonpublic” if it has not been previously disclosed to the general public and is otherwise not generally available to the investing public. Generally, information will not be considered publicly disclosed unless it has appeared in a Company press release or filing with the Securities and Exchange Commission (the “SEC”) and, in the case of newly disclosed information, after there has been sufficient time for the information to be absorbed by the public. In general, this Policy requires you to wait one full trading day following the day of the public disclosure of material information before trading. Depending on the particular circumstances, the Company (through its General Counsel) may determine that a longer or shorter period should apply to the release of material nonpublic information.
Please note that this Policy applies to all transactions involving Securities, including (1) any trades of the Securities that you might direct for any employee benefit plan account, (2) the sale of any of the Securities you may acquire through the exercise of options, (3) any trades of options or other derivative securities that are not issued by the Company, (4) initial elections, changes in elections or reallocation of funds relating to 401(k) plan accounts and (5) gifts, pledges and estate planning transactions. However, this prohibition does not apply to certain transactions specified in the section below captioned “Exempted Transactions”.
If you have questions about whether information would be viewed as material, whether information has been publicly disclosed or whether a transaction is permitted under this Policy, you should contact the General Counsel or his/her designee.
PENALTIES FOR VIOLATIONS OF RULES
Please note that there are both criminal and civil penalties for violations of these trading rules. If you are found liable for insider trading, you could face penalties of up to three times the profit gained or loss avoided, a criminal fine of up to $5 million and up to 20 years in prison. You may also incur liability as a result of disclosing material nonpublic information to another person, even though you received no monetary benefit.
Violation of this Policy may constitute grounds for disciplinary action, including dismissal.
If you have any questions regarding this Policy, please contact the General Counsel or his/her designee.

Adopted February 10, 2026

PROHIBITED TRANSACTIONS
•Transactions in Publicly Traded Options. Transactions in puts, calls or other derivative securities relating to the Securities are prohibited by this Policy.
•Hedging Transactions. No hedging transactions are permitted. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the purchase of financial instruments (such as prepaid variable forward contracts, equity swaps, collars, and exchange funds) or other transactions that are designed to hedge or offset any decrease in the market value of the Securities. You and your designees (such as entities or individuals acting on your behalf) are prohibited from engaging in any such transactions with respect to the Securities or any derivatives thereof.
•Margin Accounts and Pledged Securities. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in the Securities, you are prohibited from holding Securities in a margin account or otherwise pledging Securities as collateral for a loan.
•Standing and Limit Orders. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a director or employee has material nonpublic information. You are prohibited from placing standing or limit orders on the Securities (a) that have a duration in excess of five trading days (other than when such orders are made pursuant to a plan for trading in the Securities that meets certain conditions specified in Rule 10b5-1 as currently adopted or amended by the SEC and any other restrictions applicable to the trading of the Securities), (b) with a deadline extending beyond any pre-clearance window granted by the General Counsel or his/her designee, and (c) which are not immediately revocable.
EXEMPTED TRANSACTIONS
The prior restrictions do not apply in the case of the following transactions, except as specifically noted:
    Transactions between you and the Company, as issuer of the Securities.
    Holding, exercising or settling awards such as options, restricted stock, restricted stock units or other derivative securities granted under the Company’s equity incentive plans.
    The exercise of share withholding rights pursuant to which you elect to have the Company withhold shares to satisfy tax withholding requirements.
•Transactions in diversified mutual funds that are invested in Company Securities.
    Transactions required by a court order (including a qualified domestic relations order) or by will or the laws of descent and distribution.

Adopted February 10, 2026

POST-TERMINATION TRANSACTIONS
This Policy continues to apply even after your services for the Company have terminated if you are aware of material nonpublic information at that time. If you are aware of material nonpublic information when your services for the Company have terminated, you may not transact in Securities until that information has become public or is no longer material.
PART II
PROVISIONS FOR DIRECTORS, OFFICERS AND CERTAIN EMPLOYEES (“DESIGNATED INSIDERS”)
TRADING RESTRICTION PERIODS
Quarterly Trading Restrictions
You may not trade or engage in a transaction involving the Securities during a period beginning five trading days prior to the first day of each quarter and ending one full trading day after the date of the public release of the earnings results for the most recently ended quarter of the Company.
Event-Specific Trading Restriction Periods
From time to time, an event may occur that is material to the Company and is known by only a few directors, officers or employees. While the event remains material and nonpublic, if you are notified by the General Counsel that you are prohibited from trading Securities due to an event-specific trading restriction you may not trade or engage in a transaction involving the Securities. In these situations, the General Counsel is not obligated to disclose the reason for the restriction. The existence of an event-specific trading restriction period generally will not be announced, and must be treated confidentially. Even if the General Counsel has not designated you as a person subject to an event-specific restriction, you may not trade while aware of material nonpublic information.
PRE-CLEARANCE OF TRANSACTIONS AND RULE 10B5-1 PLANS
Prior to buying, selling, or otherwise transacting in Securities, you must first (a) clear the transaction with the General Counsel or his/her designee, and (b) obtain an email from the General Counsel or his/her designee confirming that the required pre-clearance has been given. Oral pre-clearances are not sufficient.
If you receive pre-clearance for a trade or transaction, you have five trading days (or such shorter period of time as indicated in the pre-clearance email) following the receipt of the pre-clearance email to complete the trade or transaction. If you do not complete the trade or transaction within that time period, you will need to submit another request. This pre-clearance requirement applies to all purchases, sales, or other transactions in the Securities. If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance. This pre‐clearance policy is in place to provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper transaction.

Adopted February 10, 2026

Pre-clearance of a proposed transaction by the General Counsel or his/her designee does not constitute legal advice or otherwise acknowledge that you do not possess material nonpublic information. You must ultimately make your own judgments regarding, and are personally responsible for determining, whether you are in possession of material nonpublic information regarding the Company.
ADVANCE AUTHORIZATIONS FOR TRADE
A request for pre-clearance should be submitted to the General Counsel or his/her designee in advance of the proposed transaction. Entry into any new Rule 10b5-1 Plan or proposed modification or termination (other than expiration pursuant to the original terms) of an existing Rule 10b5-1 Plan must be submitted to the General Counsel or his/her designee for pre-approval. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.
Rule 10b5-1 of the Exchange Act provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, you must enter into a written plan for trading in the Securities that meets certain conditions specified in the Rule 10b5-1 (a “Rule 10b5-1 Plan”) as currently adopted or amended by the SEC and any other restrictions applicable to trading of the Securities (e.g., Rule 144). Trades in the Securities made under an approved Rule 10b5-1 Plan are not subject to quarterly trading restrictions or pre-clearance requirements.
If you have questions about establishing a Rule 10b5-1 Plan, you should contact the General Counsel or his/her designee.
PENALTIES FOR VIOLATIONS OF THE RULES
In addition to the penalties described in Part I, in certain circumstances directors and officers holding more than ten percent of the Company’s Securities may be required to pay to the Company all profits made by the insider from trading in its Securities, plus other damages.
PART III
PROVISIONS APPLICABLE TO THE COMPANY
From time to time, the Company may engage in transactions in its own Securities. It is the Company’s policy to comply with all applicable securities and state laws (including appropriate approvals by the Board or appropriate committee, if required) when engaging in transactions in Company Securities.

Adopted February 10, 2026